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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FREIMARK BLAIR & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 SOUTH FRANKLIN TURNPIKE
(No. and Street)

RAMSEY (City) NEW JERSEY (State) 07446 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. RICHARD BLAIR (843) 237 3870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAROLD T. COPPLA, CPA
(Name – *if individual, state last, first, middle name*)

552 FRANKLIN AVENUE (Address) NUTLEY (City) NEW JERSEY (State) 07110 (Zip Code)

SEC Mail Processing Section

FEB 26 2009

Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A.RICHARD BLAIR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FREIMARK BLAIR & COMPANY, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: DONALD H. FREIMARK, CHAIRMAN OF FREIMARK BLAIR & CO. INC., IS A DIRECTOR OF TRANS-NATIONAL RESEARCH CORPORATION, A GEO-POLITICAL RESEARCH CORPORATION. MR. FREIMARK'S WIFE, LUCILLE AMATO IS 100% OWNER OF TRANS-NATIONAL RESEARCH CORP., AND GLOBAL ASSESSMENTS. GLOBAL ASSESSMENTS IS GENERAL PARTNER OF FREE MARKET CAPITAL, L.P., AND SHORT TERM EQUITY, L.P. MR. FREIMARK IS A MINORITY INVESTOR IN FREE MARKET CAPITAL CORP., L.P.

A. Richard Blair
Signature

PRESIDENT
Title

Mary Jo Zook exp 4/11/2015
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREIMARK BLAIR & COMPAY, INC.

STATEMENT OF FINANCIAL CONDITION

AND

INDEPENDENT AUDITOR'S REPORT ON

INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2008

CONTENTS

Harold T. Coppla, Jr.
CERTIFIED PUBLIC ACCOUNTANT
552 FRANKLIN AVENUE
NUTLEY, N.J. 07110
(973) 667-7172

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Freimark Blair & Company, Inc.
Ramsey, New Jersey 07446

I have audited the accompanying statement of Financial Condition of Freimark Blair & Company, Inc., as of December 31,2008 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Freimark Blair & Company, Inc., as of December 31, 2008, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

INDEPENDENT AUDITOR'S REPORT

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I an II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harold T. Coppla, Jr.
Nutley, New Jersey

February 20, 2009

FREIMARK BLAIR & COMPANY, INC.
Statement of Financial Condition
December 31, 2008

ASSETS

Cash and cash equivalents	$ 3,092,795
Receivable from brokers	15,052
Securities owned (Note 3):	
Marketable (Net)	390,102
Other assets	16,684
	3,514,633

LIABILITIES AND STOCKHOLDER' EQUITY

Liabilities:	
Accounts payable and accrued expenses	845,552
Stockholder's equity	
Class A voting common stock, no par value Authorized 2,000 shares; issued and outstanding 1,000 shares	50,000
Class B nonvoting common stock, no par value, authorized 400 shares Issued and outstanding 25 shares	2,500
Preferred stock, 5% non-cumulative, $1,000 par value, authorized 100 shares; issued none	-
Retained earnings	6,476,892
Dividends	(1,859,308)
Less: treasury stock	(114,646)
Less: subchapter S-Corp Distributions	(1,886,357)
Total stockholder's equity	2,669,081
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 3,514.633

FREIMARK BLAIR & COMPANY, INC.
Notes to the Financial Statements
Year Ended December 31, 2008

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:

Cash and cash equivalents includes demand deposits with bank and certificates of deposit with maturities of three months or less.

Security Valuation:

Transactions in securities in trading and investment accounts, for which market quotations are readily available, are carried at quoted market and are recorded on a settlement date basis.

Revenue Recognition:

Commission revenue is recorded on a settlement date basis, generally three business days after trade date.

NOTE 2 – CUSTOMER TRANSACTIONS

The Company clears its customer's securities transactions through Broadcort Correspondent Clearing on a fully disclosed basis. Broadcort Correspondent Clearing reflects all such transactions on their books and records them in accounts they carry in the name of such customers. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. The Company is currently exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provision of SEC Rule 15c3-3 based on Paragraph K(2)(b) of the rule.

FREIMARK BLAIR & COMPANY, INC.
Notes to the Financial Statements
Year Ended December 31, 2008

NOTE 3 – SECURITIES OWNED

Marketable securities owned consist of securities at quoted market values, as illustrated below:

CORPORATE STOCKS	$	39,008
BONDS	$	351,094,
	$	390,102

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933.

NOTE 4 – MONEY PURCHASE PENSION PLAN

The Company has a Money Purchase Pension Plan. For the year ended December 31, 2008 the Company will contribute a total of $53,264.00.

NOTE 5 – NET CAPITAL

The Company is subject to the net capital rule of the Securities and Exchange Commission. This rule prohibits a broker-dealer from engaging in securities transactions when it's aggregated indebtedness exceeds fifteen (15) times its net capital as those terms are defined in the rule. As of December 31, 2008 the Company had net capital of $2,545,902 which is $2,445,902 in excess of its required net capital. The Company's net capital ratio was .33 to 1.

Harold T. Coppla, Jr.
CERTIFIED PUBLIC ACCOUNTANT
552 FRANKLIN AVENUE
NUTLEY, N.J. 07110
(973) 667-7172

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Freimark Blair & Company, Inc.
Ramsey, New Jersey 07446

In planning and performing my audit of the Financial Statements of Freimark Blair & Company, Inc., for the year ended December 31, 2008, I considered its internal control structures, including procedures for safeguarding securities in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company and making periodic computation of aggregate indebtedness and net capital under Rule 17a3 (a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. At December 31, 2008, the Company was in compliance with the conditions of the exemption, and no facts came to my attention that would indicate that such conditions had not been complied with during the year. I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment of securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally

accepted accounting principles. Rule 27 (a) -5-(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, FINRA and other regulatory agencies which rely on Rule 17-(a)-5-(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Harold T. Coppla
Nutley, New Jersey
February 20, 2009

FREIMARK BLAIR & COMPANY, INC.
FINANCIAL REPORT
DECEMBER 31, 2008

Harold T. Coppla, Jr.
CERTIFIED PUBLIC ACCOUNTANT
552 FRANKLIN AVENUE
NUTLEY, N.J. 07110
(973) 667-7172

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Freimark Blair & Company, Inc.
Ramsey, New Jersey

I have audited the accompanying Statement of Financial Condition of Freimark Blair & Company, Inc., as of December 31, 2008 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion of these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These statements require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Freimark Blair & Company, Inc. as of December 31, 2008, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income has been included in these financial statements.

INDEPENDENT AUDITOR'S REPORT

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I an II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harold T. Coppla, Jr.
Nutley, New Jersey

February 20, 2009

FREIMARK BLAIR & COMPANY, INC.
Statement of Financial Condition
December 31, 2008

ASSETS

Cash and cash equivalents	$ 3,092,795
Receivable from brokers	15,052
Securities owned (Note 3):	
Marketable (Net)	390,102
Other assets	16,684
	3,514,633

LIABILITIES AND STOCKHOLDER' EQUITY

Liabilities:	
Accounts payable and accrued expenses	845,552
Stockholder's equity	
Class A voting common stock, no par value Authorized 2,000 shares; issued and outstanding 1,000 shares	50,000
Class B nonvoting common stock, no par value, authorized 400 shares Issued and outstanding 25 shares	2,500
Preferred stock, 5% non-cumulative, $1,000 par value, authorized 100 shares; issued none	-
Retained earnings	6,476,892
Dividends	(1,859,308)
Less: treasury stock	(114,646)
Less: subchapter S-Corp Distributions	(1,886,357)
Total stockholder's equity	2,669,081
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 3,514.633

FREIMARK BLAIR & COMPANY, INC.
Statement of Income
Year Ended December 31, 2008

Revenue:	
Commissions	$ 2,360,881
Gains and losses on principal transactions	5,536,155
Interest and Dividends	144,141
Other	94,068
Unrealized Gains and Losses	(18,301)
Realized Gain on Marketable Securities	13,339
	$ 8,130,283
Expenses:	
Employee Compensation	$ 3,070,274
Floor Brokerage	-
Communications	3,513
Occupancy	13,800
Research Expense	4,473,830
Other Operating	377,148
	$ 7,938,565
Income Before Income Taxes	191,718
Income Taxes	13,694
Net Income	$ 178,024

See Notes to Financial Statements.

FREIMARK BLAIR & COMPANY, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

	BEGINNING BALANCE	OTHER	NET INCOME	ENDING BALANCE
CLASS A Common Stock	50,000	0	0	50,000
CLASS B Common Stock	2,500	0	0	2,500
PREFERRED STOCK	0	0	0	0
TREASURY STOCK	(114,646)	0	0	(114,646)
SUBCHAPTER – S DISTRIBUTIONS	(1,886,357)	0	0	(1,886,357)
DIVIDENDS	(1,859,308)	0	0	(1,859,308)
RETAINED EARNINGS	6,298,868	0	178,024	6,476,892
STOCKHOLDER'S EQUITY	$2,491,057	0	178,024	2,669,081

FREIMARK BLAIR & COMPANY, INC.
Notes to the Financial Statements
Year Ended December 31, 2008

NOTE 1 – SIGNIFICANT ACCOUNT POLICIES

Cash and Cash Equivalents:

Cash and cash equivalents includes demand deposits with bank and certificates of deposit with maturities of three months or less.

Security Valuation:

Transactions in securities in trading and investment accounts, for which market quotations are readily available, are carried at quoted market and are recorded on a settlement date basis.

Revenue Recognition:

Commission revenue is recorded on a settlement date basis, Generally three business days after trade date.

NOTE 2 – CUSTOMER TRANSACTIONS

The Company clears its customer's securities transactions through Broadcort Correspondent Clearing on a fully disclosed basis. Broadcort Correspondent Clearing reflects all such transactions on their books and records them in accounts they carry in the name of such customers. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. The Company is currently exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provision of SEC Rule 15c3-3 based on Paragraph K(2) (b) of the rule.

FREIMARK BLAIR & COMPANY, INC.
Notes to the Financial Statements
Year Ended December 31, 2008

NOTE 3 – SECURITIES OWNED

Marketable securities owned consist of securities at quoted market values, as illustrated below:

CORPORATE STOCKS	$	39,008
BONDS	$	351,094,
	$	390,102

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933.

NOTE 4 – MONEY PURCHASE PENSION PLAN

The Company has a Money Purchase Pension Plan. For the year ended December 31, 2008 the Company will contribute a total of $53,264.00.

NOTE 5 – NET CAPITAL

The Company is subject to the net capital rule of the Securities and Exchange Commission. This rule prohibits a broker-dealer from engaging in securities transactions when it's aggregated indebtedness exceeds fifteen (15) times its net capital as those terms are defined in the rule. As of December 31, 2008 the Company had net capital of $2,545,902 which is $2,445,902 in excess of its required net capital. The Company's net capital ratio was .33 to 1.

FREIMARK BLAIR & COMPANY, INC.
Statement of Cash Flows
Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 178,024
Change in assets and liabilities:	
Increase in receivable from broker	(11,163)
Decrease in securities owned	930,955
Increase in other assets	(969)
Increase in accounts payable and accrued expenses	458,424
Net Cash generated/(used) by operating activities	1,555,271
Net Increase/ (decreases) in cash and cash equivalents	1,555,271
Cash and Cash equivalents	
Beginning	1,537,524
Ending	3,092,795

See Notes to Financial statements.

FREIMARK BLAIR & COMPANY, INC.
Computation of Net Capital (Pursuant to Rule 15c3-1
December 31, 2008

Total stockholder's equity from statement of financial condition	$ 2,669,081
Deductions:	
Total non-allowable assets	16,684
Net capital before haircuts on securities	2,652,397
Haircuts on securities owned	106,495
Net capital	2,545,902
Aggregate indebtedness:	
Accounts payable and accrued expenses	845,552
Computation of basis net capital requirement:	
Minimum net capital required (greater of $100,000 or 6 2/3% of Aggregate indebtedness	100,000
Net capital in excess of minimum requirement	2,445,902
Ratio of aggregate indebtedness to net capital	.33 To 1
Reconciliation with Company's computation included in Part IIA of Form X-17A-5 as of December 31, 1997):	
Net capital as reported in Company's Part IIA Focus Report	2,545,902
Net audit adjustments	0
	2,545,902

FREIMARK BLAIR & COMPANY, INC.
Statement Pursuant to Rule 15C3-3
December 31, 2008

SCHEDULE II

As more fully described in Note 2 of the Notes to Financial Statements, the Company clears all securities transactions on a full disclosed basis and does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K (2) (B) of the Rule.

STATEMENT REGARDING LIABILITIES SUBORDINAED TO CLAIMS OF GENERAL CREDITORS

December 31, 2008

The Company did not have any liabilities subordinated to claims of general creditors during the year ended December 31, 2008.

FREIMARK BLAIR & COMPANY, INC.

2008 ANNUAL REPORT